A-Power Energy Generation Systems Ltd. to Hold Annual General Meeting of
Shareholders in Shenyang on Friday, August 21, 2009

Shenyang, China, July 15, 2009 – A-Power Energy Generation Systems Ltd. (Nasdaq: APWR) (“A-Power” or “the Company”), a leading provider of distributed power generation (“DG”) systems in China and a fast-growing manufacturer of wind turbines, today announced that it will hold its 2009 annual general meeting of shareholders at the Company’s offices at No. 44 Jingxing North Street, 12th Floor, Tiexi District, Shenyang, Liaoning Province, China 110021, at 9 a.m. Beijing time on Friday, August 21, 2009, or 9 p.m. Eastern Daylight Time on Thursday, August 20, 2009. The shareholder record date is Wednesday, July 15, 2009.

A-Power has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2008, with the U.S. Securities and Exchange Commission (the “SEC”). A-Power’s Form 20-F can be accessed on the Investor Relations section of the Company’s Website at http://investor.apowerenergy.com/annuals.cfm as well as on the SEC’s Website at http://www.sec.gov. The notice of the annual general meeting of shareholders and the proxy statement related to the meeting are available through the Company’s Website at http://investor.apowerenergy.com. Shareholders may request a hard copy of audited financial statements on Form 20-F free of charge by making any such requests to the Chief Operating Officer of A-Power Energy Generation Systems, Ltd., No. 44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021.

About A-Power

 A-Power Energy Generation Systems Ltd. (“A-Power”), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with technologies licensed from German FUHRLANDER AG and Denmark-based Norwin, and a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. A-Power also has strategic relationships with Tsinghua University in Beijing and the China Academy of Sciences in Guangzhou to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com.

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction and development delays on our projects which could adversely affect our financial condition and operating results; our limited operating history and recent entrance into new markets may make it difficult for you to evaluate our business and future prospects; the expected benefits of supply and partnership agreements may not materialize to the extent expected or at all; we expect to rely increasingly on our proprietary products and systems and on technology developed by our licensors and partners, and if we or our licensors or partners become involved in an intellectual property dispute, we may be forced to spend considerable resources resolving such dispute; a decrease in the rate of growth of China's industry and economy may lead to a decrease in our revenues because industrial companies in China are our principal source of revenues, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2008. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Contact:

Mr. John S. Lin
Chief Operating Officer
A-Power Energy Generation Systems, Ltd.
john@apowerenergy.com

Mr. Valentine Ding / Mr. Dixon Chen
Investor Relations
Grayling
+1-646-284-9412
valentine.ding@us.grayling.com
dixon.chen@us.grayling.com